VIA EDGAR
April 27, 2021
Office of Life Sciences
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Timothy Buchmiller

Re:	COMPASS Pathways plc Acceleration Request for Registration Statement on Form F-1 File No. 333-255552 CIK No. 0001816590

	Requested Date:	April 29, 2021
	Requested Time:	4:00 p.m., Eastern Time
Dear Mr. Buchmiller:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), COMPASS Pathways plc (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to April 29, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.
Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Benjamin K. Marsh at (212) 813-8816. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Benjamin K. Marsh, BMarsh@goodwinlaw.com.
[Signature page follows]

April 27, 2021

Sincerely,

COMPASS Pathways plc

/s/ George Goldsmith
George Goldsmith
Chief Executive Officer

cc:	Mitchell S. Bloom, Esq., Goodwin Procter LLP
Benjamin K. Marsh, Esq., Goodwin Procter LLP